# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carlsmed, Inc., CIK 0001794546
CUSIP: 14280C105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: c/o Carlsmed, Inc., 1800 Aston Ave., Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 07/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002077087

## Reporting persons
- Michael Cordonnier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,597,752; shared voting power 0; sole dispositive power 1,597,752; shared dispositive power 0; aggregate amount beneficially owned 1,597,752 (5.9% of the class)
  Comment: The number in Rows (5), (7) and (9) Reflects a 1-for-5.58 reverse stock split of the Issuer's outstanding common stock effected on July 10, 2025 and consists of 1,239,330.00 shares of common stock, par value $0.00001 per share ("Common Stock"), of the Issuer, and 358,422 shares Common Stock issuable upon exercise of stock options that are exercisable within 60 days as of July 24, 2025. The number in Rows (5), (7) and (9) does not include 112,478 shares of common stock issuable upon the vesting of RSUs that are issuable upon satisfaction of certain "market-based" and "performance-based" vesting conditions.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) the sum of (i) the 26,627,635 shares of common stock outstanding as of July 24, 2025, as reported by the Issuer to the Reporting Person and (ii) 358,422 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person that are exercisable within 60 days as of July 24, 2025.

## Item 1. Issuer
Name of issuer: Carlsmed, Inc.
Address of issuer's principal executive offices: c/o Carlsmed, Inc., 1800 Aston Ave., Suite 100, Carlsbad, CA 92008

## Item 2. Person Filing
Name of person filing: Michael Cordonnier
Address of principal business office or, if none, residence:
c/o Carlsmed, Inc.

1800 Aston Ave., Suite 100

Carlsbad, CA 92008
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,597,752.00
Percent of class: 5.9
Sole power to vote or to direct the vote: 1,597,752.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,597,752.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Cordonnier: /s/ Michael Cordonnier, Michael Cordonnier (07/24/2025)